Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 13 DATED NOVEMBER 15, 2022
TO THE PROSPECTUS DATED APRIL 7, 2022
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 7, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of December 1, 2022;
•to disclose the calculation of our October 31, 2022 NAV per share for all share classes, and;
•to provide an update on the status of our public offering.
Portfolio Update
For the month ended October 31, 2022, the Company’s Class I NAV per share decreased 0.99% from $32.53 as of September 30, 2022 to $32.21 as of October 31, 2022.1 This change was primarily attributable to the negative impacts of a sustained period of higher interest rates on certain asset valuations. These declines in asset values were partially offset by rent growth, which remains healthy across the portfolio, and positive mark-to-market on the Company’s fixed-rate debt and interest rate hedging agreements. In order to further mitigate the negative impacts of higher interest rates, the Company expects to continue to invest in private real estate debt on a floating-rate basis.

During the month, the Company committed $30 million to a real estate debt fund managed by the Adviser that originates floating-rate loans secured by commercial real estate. Half of the commitment, or $15 million, was funded during the month.
December 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2022 (and repurchases as of November 30, 2022) is as follows:

Transaction Price (per share)
Class T	$32.1307
Class S	$32.1562
Class D	$32.0941
Class I	$32.2097
Class E	$33.5350
The December 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of October 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 Our Class T NAV per share decreased from $32.45 to $32.13; Class S NAV per share decreased from $32.47 to $32.16; Class D NAV per share decreased from $32.42 to $32.09; and Class E NAV per share decreased from $33.87 to $33.54.

October 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for October 31, 2022.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of October 31, 2022:

$ in thousands, except share data
Components of NAV	October 31, 2022
Investments in real estate	$899,161
Investment in commercial loan	21,800
Investments in real estate-related securities	23,834
Investments in unconsolidated entities	152,881
Investment in affiliated fund	15,106
Cash and cash equivalents	14,623
Restricted cash	9,289
Other assets	13,116
Mortgage notes, revolving credit facility and financing obligation, net	(511,024)
Subscriptions received in advance	(6,621)
Other liabilities	(21,672)
Accrued performance participation allocation	(5,439)
Management fee payable	(241)
Accrued stockholder servicing fees	(3)
Non-controlling interests in joint-ventures	(43,762)
Net asset value	$561,048
Number of outstanding shares/units	17,119,647
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2022:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$13,374	$11,314	$16,633	$105,512	$69,284	$341,367	$3,564	$561,048
Number of outstanding shares/units	416,228	351,856	518,251	3,275,775	2,066,022	10,385,246	106,269	17,119,647
NAV Per Share/Unit as of October 31, 2022	$32.1307	$32.1562	$32.0941	$32.2097	$33.5350	$32.8704	$33.5350
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the October 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.4%	5.5%
Office	6.8%	5.5%
Multifamily	6.3%	4.8%
Industrial	5.9%	5.0%
Self-Storage	7.5%	5.1%
Retail	7.8%	6.8%
Student Housing	6.6%	5.2%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	2.0%	2.0%	2.1%	1.9%	1.9%	2.0%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.9)%	(2.0)%	(2.0)%	(1.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.0%	3.1%	3.6%	3.6%	3.2%	2.2%	3.2%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.8)%	(2.8)%	(3.3)%	(3.2)%	(2.9)%	(2.0)%	(2.9)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of November 14, 2022, we have issued and sold in our public offering (1) 3,647,363 shares of our common stock (consisting of 71,459 Class T shares, 91 Class S shares, 201,770 Class D shares, 1,360,649 Class I shares and 2,013,394 Class E shares) in the primary offering for total proceeds of $111.3 million and (2) 13,134 shares of our common stock (consisting of one Class T share, 141 Class D shares, 6,812 Class I shares and 6,181 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.4 million. As of October 31, 2022, our aggregate NAV was $561.0 million. We intend to continue selling shares in our public offering on a monthly basis.